Hollysys Automation Technologies Reports Unaudited Financial Results for Fiscal Year 2014

Second Quarter Ended on December 31, 2013

BEIJING, Feb. 17, 2014 /PRNewswire-FirstCall/ — Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) ("Hollysys" or the "Company"), a leading provider of automation and control technologies and applications in China, today announced its unaudited financial results for the fiscal year 2014 second quarter ended on December 31, 2013 (see attached tables).

Q2 Financial Highlights

•	Quarterly revenues of $153.4 million, representing an increase of 75.9% compared to $87.2 million year over year, and an increase of 35.5% compared to $113.2 million quarter over quarter.
•	Gross margin at 31.0%, as compared to 32.1% year over year, and 35.7% quarter over quarter.
•	Non-GAAP net income attributable to Hollysys of $25.9 million, a 90.7% increase compared to $13.6 million year over year, and a 27.4% increase compared to $20.4 million quarter over quarter.
•	Non-GAAP Diluted EPS at $0.45 reported for the quarter, as compared to $0.24 year over year, and $0.35 quarter over quarter.
•	Backlog of $503.3 million as of December 31, 2013, a 40.0% increase compared to $359.6 million year over year, and 2.4% decrease compared to $515.9 million quarter over quarter.
•	Quarterly DSO of 156 days, as compared to 161 days year over year, and 175 days quarter over quarter.
•	Inventory turnover days of 27 days for the current quarter compared to 42 days year over year, and 43 days quarter over quarter.
•	The total amount of cash and cash equivalents and time deposits with original maturities over three months were $150.1 million as of the current quarter end.

The management of Hollysys stated: "We are very excited to report a solid financial and operational result for the second quarter of this fiscal year, here I would like to discuss some key events during this quarter:

"During this quarter, we insisted in executing our strategies to vertically penetrate in the high-end industrial automation market and improve our market share in mid to low end markets, and to horizontally explore the potentials of each customer to supply entire automation and control solutions and service leveraging our complete and mature products and platforms. Both new orders and revenue of industrial automation delivered strong growth, there were satisfied achievements in some particular industries, for instance, thermal power, chemical, petrol chemical, cement, metallurgy and etc. Going forward, we believe that we will increase our overall market share in the industrial automation, nurture and quickly take commanding height in our new businesses leveraging our advanced technologies, experienced professionals, profound industry expertise, and customization and innovation capability.

"In rail transportation, we have seen meaningful progress and consistent revenue contribution in high-speed rail signaling field. We are encouraged by the continuous contract wins to provide the Automatic Train Protection (ATP) equipment and system for 200-250km/h and 300-350km/h high-speed trains recently. Moreover, our proprietary ZPW-2000s Track Circuit was successfully applied in Beijing Xiaohongmen - Baiziwan trial railway line, and passed the trail operation examination by Beijing Railway Bureau. This will expand our products providing in the railway transportation market and will grow to be another revenue growth driver for Hollysys in the future. All in all, as a well-recognized rail signaling system provider, we are confident that with strong R&D capability, solid execution and reliable products, Hollysys will continue to penetrate China's vast railway construction market and explore international opportunities.

"For the overseas industrial automation and rail transportation expansion, we are sending qualified and experienced engineers from China to overseas, and recruiting local engineers to expand our overseas team. With our proprietary technology, industry expertise and strong competitive advantages, together with our expanded local channels through Bond and Concord, we will continue to make exciting achievements in the international market in both industrial and rail transportation fields."

The Second Quarter Ended December 2013 Unaudited Financial Results Summary

To facilitate a clear understanding of Hollysys' operational results, a summary of unaudited non-GAAP financial results is shown as below:

In USD thousands, except share numbers and EPS

	Three months ended			Six months ended
	December 31, 2013	December 31, 2012	% Change	December 31, 2013	December 31, 2012	% Change

Revenues	$153,408	87,206	75.9%	$266,639	175,272	52.1%
Integrated contract revenue	$147,560	81,182	81.8%	$253,843	164,034	54.8%
Product sales	$5,848	6,024	(2.9)%	$12,795	11,239	13.9%
Cost of revenues	$103,854	59,195	75.4%	$175,628	116,995	50.1%
Gross profit	$49,554	28,010	76.9%	$91,011	58,277	56.2%
Total operating expenses	$20,189	13,269	52.2%	$38,404	28,786	33.4%
Selling	$9,456	8,086	16.9%	$16,053	14,679	9.4%
General and administrative	$8,909	4,143	115.0%	$17,098	9,975	71.4%
Research and development	$12,240	8,334	46.9%	$20,188	16,009	26.1%
VAT refunds and government subsidies	$(10,415)	(7,295)	42.8%	$(14,934)	(11,878)	25.7%
Income from operations	$29,365	14,742	99.2%	$52,607	29,491	78.4%
Other income, net	$1,169	902	29.6%	$2,253	2,938	(23.3)%
Share of net (losses) income of equity investees	$(1,155)	(451)	156.3%	$(1,479)	288	(613.2)%
Dividend income from an cost investee	$-	829	(100.0)%	$-	829	(100.0)%
Interest income	$728	751	(3.1)%	$1,526	1,732	(11.9)%
Interest expenses	$(249)	(521)	(52.2)%	$(551)	(1,237)	(55.5)%
Income tax expenses	$3,631	2,635	37.8%	$7,424	4,601	61.3%
Non-GAAP net income attributable to non- controlling interest	$292	18	1534.7%	$639	93	589.8%
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$25,934	13,597	90.7%	$46,293	29,348	57.7%
Basic Non-GAAP EPS	$0.45	0.24	87.5%	$0.80	0.52	53.8%
Diluted Non-GAAP EPS	$0.45	0.24	87.5%	$0.80	0.52	53.8%

Share based compensation expenses	$1,192	527	126.3%	$1,627	1,054	54.5%
Amortization of acquired intangibles	$2,057	-	-	$3,077	-	-
Acquisition-related incentive share contingent consideration fair value adjustments	$3,987	-	-	$2,705	-	-
Acquisition-related cash contingent consideration fair value adjustments	$380	-	-	$537	-	-
Net income attributable to Hollysys Automation Technologies Ltd.(GAAP)	$18,318	13,071	40.1%	$38,347	28,294	35.5%
Basic GAAP EPS	$0.32	0.23	39.1%	$0.67	0.51	31.4%
Diluted GAAP EPS	$0.31	0.23	34.8%	$0.66	0.50	32.0%

Basic weighted average common shares outstanding	57,607,508	56,001,526	2.9%	57,604,683	56,000,221	2.9%
Diluted weighted average common shares outstanding	58,155,762	56,070,948	3.7%	58,073,331	56,066,950	3.6%

Operational Results Analysis for the Second Quarter Ended December 31, 2013

For the three months ended December 31, 2013, total revenues increased by 75.9% to $153.4 million, from $87.2 million for the same period in the prior year. Of the total revenues, revenue from integrated contracts increased by 81.8% to $147.6 million, as compared to $81.2 million for the same period of the prior year; revenue from products sales decreased by 2.9% to $5.8 million, as compared to $6.0 million for the same period of the prior year. The Company's total revenue by segment was as follows:

	Three months ended Dec 31,				Six months ended Dec 31,
	2013		2012		2013		2012
	$	% to Total Revenue	$	% to Total Revenue	$	% to Total Revenue	$	% to Total Revenue
Industrial Automation	65.3	42.6%	53.9	61.8%	123.3	46.3%	114.0	65.1%
Rail Transportation	55.2	36.0%	21.5	24.6%	91.7	34.4%	36.4	20.8%
Mechanical and Electrical Solutions	26.8	17.4%	3.9	4.5%	40.1	15.0%	13.0	7.3%
Miscellaneous	6.1	4.0%	7.9	9.1%	11.5	4.3%	11.9	6.8%
Total	153.4	100.0%	87.2	100.0%	266.6	100.0%	175.3	100.0%

As a percentage of total revenues, overall gross margin excluding non-cash amortization of acquired intangibles was 32.3% for the three months ended December 31, 2013, as compared to 32.1% for the same period of the prior year. The gross margin for integrated contracts and product sales excluding non-cash amortization of acquired intangibles were 30.6% and 74.2% for the three months ended December 31, 2013, as compared to 29.8% and 63.8% for the same period of the prior year respectively. The gross margin fluctuation was mainly due to the different revenue mix with different margin. Including non-cash amortization of acquired intangibles, recorded on a GAAP basis, overall gross margin was 31.0% for the three months ended December 31, 2013, as compared to 32.1% for the same period of the prior year. The gross margin for integrated contracts and product sales including non-cash amortization of acquired intangibles, were 29.2% and 74.2% for the three months ended December 31, 2013, as compared to 29.8% and 63.8% for the same period of the prior year respectively.

For the three months ended December 31, 2013, selling expenses were $9.5 million, as compared to $8.1 million for the same quarter of the prior year, representing an increase of $1.4 million or 16.9% year over year. As a percentage of total revenues, selling expenses were 6.2% and 9.3% for the three months ended December 31, 2013, and 2012, respectively.

General and administrative expenses, excluding non-cash share-based compensation expense, were $8.9 million for the quarter ended December 31, 2013, representing an increase of $4.8 million, or 115.0%, as compared to $4.1 million for the same period of the prior year. The increase was mainly consisted of an increase of $1.5 million from the newly acquired company Bond Corporation Pte. Ltd. and its subsidiaries (Bond), and an increase of $1.9 million in bad debt allowance. As a percentage of total revenues, G&A expenses were 5.8% and 4.8% for the three months ended December 31, 2013 and 2012, respectively. Including the non-cash share-based compensation expense, recorded on a GAAP basis, G&A expenses were $10.1 million and $4.7 million for the three months ended December 31, 2013 and 2012, respectively.

Research and development expenses were $12.2 million for the three months ended December 31, 2013, as compared to $8.3 million for the same quarter of the prior year, representing a year over year increase of $3.9 million, or 46.9%. The increase was mainly due to an increase in certification fees. As a percentage of total revenues, R&D expenses were 8.0% and 9.6% for the quarter ended December 31, 2013 and 2012, respectively.

The VAT refunds and government subsidies amounted to $10.4 million for three months ended December 31, 2013, as compared to $7.3 million for the same period in the prior year.

The income tax expenses and the effective tax rate were $3.6 million and 16.3% for the three months ended December 31, 2013, as compared to $2.6 million and 16.8% for the same prior year period.

For the three months ended December 31, 2013, the non-GAAP net income attributable to Hollysys excluding non-cash stock compensation expenses, amortization of acquired intangibles and acquisition-related consideration fair value adjustments was $25.9 million or $0.45 per diluted share based on 58.2 million shares outstanding. This represents an increase of $12.3 million, or 90.7%, over the $13.6 million, or $0.24 per share based on 56.1 million shares outstanding, reported in the prior year period. On a GAAP basis, net income attributable to Hollysys was $18.3 million, or $0.32 per diluted share representing an increase of $5.2 million or 40.1%, over the $13.1 million, or $0.23 per diluted share reported in the prior year period.

Backlog Highlights

Hollysys' backlog as of December 31, 2013 was $503.3 million, representing a decrease of 2.4% compared to $515.9 million as of September 30, 2013, and an increase of 40.0% compared to $359.6 million as of December 31, 2013. The detailed breakdown of the backlog by segment was as follows:

			Quarter-over-Quarter Analysis			Year-over-Year Analysis
	2013-12-31		2013-9-30			2012-12-31
	$	% to Total Backlog	$	% to Total Backlog	% Change	$	% to Total Backlog	% Change
Industrial Automation	149.4	29.7%	162.8	31.6%	(8.2)%	125.4	34.9%	19.1%
Rail Transportation	223.3	44.3%	232.4	45.0%	(3.9)%	206.7	57.5%	8.1%
M&E	106.5	21.2%	92.9	18.0%	14.6%	-	-	-
Miscellaneous	24.1	4.8%	27.9	5.4%	(13.6)%	27.5	7.6%	(12.3)%
Total	503.3	100.0%	515.9	100.0%	(2.4)%	359.6	100.0%	40.0%

Cash Flow Highlights

The net cash provided by operating activities was $24.4 million for the three months ended December 31, 2013; including investing and financing activities, the total net cash inflows for this quarter was $22.4 million. Of the total net cash inflows, there was a net cash inflow of matured time deposits with original maturities over three months amounting to $2.4 million and proceeds from bank loan amounting to $3.8 million, a net cash outflow of repayment bank loans amounting to $4.3 million.

Balance Sheet Highlights

The total amount of cash and cash equivalents and time deposits with original maturities over three months were $150.1 million, $129.4 million, and $133.5 million as of December 31, September 30, 2013, and December 31, 2012, respectively. Of the total $150.1 million as of December 31, 2013, cash and cash equivalents were $135.1 million, and time deposits with original maturities over three months were $15.0 million.

For the three months ended December 31, 2013, Days Sales Outstanding ("DSO") was 156 days, as compared to 161 days year over year and 175 days quarter over quarter; and inventory turnover was 27 days, as compared to 42 days year over year and 44 days quarter over quarter.

Outlook for FY 2014

Hollysys management concluded, "In view of solid industrial automation growth, strong recovery of high-speed rail signaling segment, and future exciting growth momentum envisioned, we are revising up our fiscal year 2014 revenue guidance from previous $460 million to $490 million, to $500 million to $530 million and non-GAAP net income guidance from previous $65 million to $69 million, to $84 million to $86 million. Going into the future, Hollysys will continue to leverage on its core growth pillar foundations of its proprietary technology, profound industry expertise and solution capabilities to increase its market share in respective high-growth end markets. Besides, Hollysys will continue to set up strategic alliance with industry leading organizations to penetrate into the new market and accelerate its growth pace, to create long-term value for our shareholders."

Conference Call

Management will discuss the current status of the Company's operations during a conference call at 9:00 a.m. Beijing Time on February 18, 2014 / 8:00 p.m. U.S. Eastern Time on February 17, 2014. Interested parties may participate in the call by dialing the following numbers approximately 10 minutes before the call is scheduled to begin and ask to be connected to the Hollysys Automation Technologies conference call. The conference call identification number is 7665757.

4001-200-539 (China)

+1-855-298-3404 (United States)

800-905-927 (Hong Kong)

+852-5808-3202 (Hong Kong)

0800-015-9725 (United Kingdom)

+44(0)20 3078 7622 (United Kingdom)

800-616-3222 (Singapore)

+65 6823 2299 (Singapore)

In addition, a recorded replay of the conference call will be accessible within 24 hours via Hollysys' website at: http://ir.hollysys.com/.

About Hollysys Automation Technologies, Ltd.

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,800 employees with nationwide presence in over 60 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 5,000 customers more than 20,000 projects in the industrial, railway, subway & nuclear industries in China, South-East Asia, and the Middle East. Its proprietary technologies are applied in its industrial automation solution suite including DCS (Distributed Control System), PLC (Programmable Logic Controller), RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), SIS (Safety Instrumentation System), high-speed railway signaling system of TCC (Train Control Center), ATP (Automatic Train Protection), Subway Supervisory and Control platform, SCADA (Surveillance Control and Data Acquisition), nuclear power automation and control system and other products.

SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are "forward-looking statements," including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties.  Such forward-looking statements, based upon the current beliefs and expectations of Hollysys' management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Contact Information:

Hollysys Automation Technologies, Ltd.

www.hollysys.com

Investor Relations

+8610-58981386

investors@hollysys.com

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In US Dollars except for per-share data)

	Three months ended December 31,		Six months ended December 31,
	2013	2012	2013	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Integrated contract revenue	$147,559,907	$81,181,627	$253,843,274	164,033,662
Product sales	5,847,987	6,023,980	12,795,251	11,238,563
Total revenues	153,407,894	87,205,607	266,638,525	175,272,225

Cost of integrated contracts	104,400,802	57,013,225	174,574,304	113,040,984
Cost of products sold	1,510,158	2,182,121	4,130,751	3,954,308
Gross profit	47,496,934	28,010,261	87,933,470	58,276,933

Operating expenses
Selling	9,455,667	8,086,257	16,052,732	14,679,142
General and administrative	10,100,717	4,670,168	18,725,030	11,029,027
Research and development	12,239,559	8,334,000	20,187,710	16,008,707
VAT refunds and government subsidies	(10,415,163)	(7,294,961)	(14,934,491)	(11,877,547)
Total operating expenses	21,380,780	13,795,464	40,030,981	29,839,329

Income from operations	26,116,154	14,214,797	47,902,489	28,437,604

Other (expenses) income, net	(2,817,923)	901,645	(451,517)	2,938,308
Share of net (losses) income of equity investees	(1,155,157)	(450,755)	(1,479,488)	288,263
Dividend income from an cost investee	-	828,567	-	828,567
Interest income	727,502	750,727	1,526,306	1,732,438
Interest expenses	(629,496)	(521,475)	(1,087,617)	(1,237,306)
Income before income taxes	22,241,080	15,723,506	46,410,173	32,987,874

Income taxes expenses	3,630,956	2,635,096	7,423,883	4,601,152
Net income	18,610,124	13,088,410	38,986,290	28,386,722

Net income attributable to non-controlling interests	292,128	17,870	639,357	92,694
Net income attributable to Hollysys Automation Technologies Ltd. stockholders	$18,317,996	$13,070,540	$38,346,933	28,294,028

Other comprehensive income, net of tax
Foreign currency translation adjustments, net of nil tax	2,616,275	1,804,697	2,924,650	(112,757)
Comprehensive income	21,226,399	14,893,107	41,910,940	28,273,965

Comprehensive income attributable to non-controlling interest	308,629	31,476	665,450	99,437
Comprehensive income attributable to Hollysys Automation Technologies Ltd. stockholders	$20,917,770	$14,861,631	$41,245,490	28,174,528

Net income per ordinary share:
Basic	0.32	0.23	0.67	0.51
Diluted	0.31	0.23	0.66	0.50
Weighted average ordinary shares used in income per share computation:
Basic	57,607,508	56,001,526	57,604,683	56,000,221
Diluted	58,155,762	56,070,948	58,073,331	56,066,950

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(In US Dollars)

	December 31,	September 30,
	2013	2013
	(Unaudited)	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$135,085,593	$112,666,619
Time deposits with original maturities over three months	15,035,316	16,769,482
Restricted cash	7,618,795	3,165,635
Accounts receivable, net of allowance for doubtful accounts of $23,745,875 and $21,529,390 as of December 31, 2013 and September 30, 2013, respectively	263,443,090	211,939,374
Costs and estimated earnings in excess of billings, net of allowance for doubtful accounts of $2,900,924 and $2,895,850 as of December 31, 2013 and September 30, 2013, respectively	165,498,207	159,158,183
Other receivables, net of allowance for doubtful accounts of $280,499 and $348,118 as of December 31, 2013 and September 30, 2013, respectively	9,800,695	11,561,822
Advances to suppliers	9,539,263	10,043,176
Amount due from related parties	22,150,884	28,417,610
Inventories, net	27,526,001	33,034,122
Prepaid expenses	902,317	778,081
Income tax recoverable	228,503	1,818,281
Deferred tax assets	6,375,846	3,094,984
Assets held for sale	2,777,865	2,806,821
Total current assets	665,982,375	595,254,190

Restricted cash	6,547,708	6,789,912
Prepaid expenses	417,532	342,436
Property, plant and equipment, net	83,926,203	81,147,457
Prepaid land leases	12,491,977	12,607,573
Acquired intangible assets, net	8,715,403	10,869,006
Investments in equity investees	16,590,675	15,919,888
Investments in cost investees	4,800,234	3,734,363
Goodwill	65,574,520	66,205,646
Deferred tax assets	744,481	958,238

Total assets	865,791,108	793,828,709

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Short-term bank loans	6,656,597	6,942,396
Current portion of long-term loans	10,607,340	8,471,546
Accounts payable	143,246,660	120,481,718
Construction cost payable	6,521,670	6,580,511
Deferred revenue	107,970,201	90,355,074
Accrued payroll and related expense	13,561,845	8,069,346
Income tax payable	9,771,145	6,584,444
Warranty liabilities	2,181,282	1,778,479
Other tax payables	25,908,451	26,608,999
Accrued liabilities	18,433,648	18,962,295
Amounts due to related parties	2,880,393	2,323,540
Deferred tax liabilities	236,054	2,153,993
Current portion of acquisition-related payment	26,284,773	-
Total current liabilities	374,260,059	299,312,341

Long-term bank loans	14,498,587	16,775,048
Deferred tax liabilities	2,826,399	3,615,147
Long-term warranty liabilities	2,076,652	2,384,416
Long-term acquisition-related payment	13,116,010	35,146,657
Total liabilities	406,777,707	357,233,609

Commitments and contingencies

Equity
Ordinary shares	57,555	57,555
Additional paid-in capital	172,406,716	171,214,814
Statutory reserves	23,293,011	23,146,671
Retained earnings	221,073,738	202,902,082
Accumulated other comprehensive income	39,770,224	37,170,450
Total Hollysys Automation Technologies Ltd. stockholder's equity	456,601,244	434,491,572

Non-controlling interests	2,412,157	2,103,528
Total equity	459,013,401	436,595,100

Total liabilities and equity	$865,791,108	$793,828,709

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US Dollars)

	Three months ended December 31, 2013	Six months ended December 31, 2013
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	$18,610,124	$38,986,290
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation of property, plant and equipment	1,416,419	3,478,625
Amortization of prepaid land leases	52,108	101,853
Amortization of intangible assets	2,056,570	3,077,112
Allowance for doubtful accounts	1,462,204	4,330,063
Gain on disposal of property, plant and equipment	(485,883)	(30,751)
Share of net loss from equity investees	1,155,157	1,479,488
Share based compensation expenses	1,191,902	1,627,466
Deferred income tax expenses	(5,730,921)	(4,954,377)
Acquisition-related contingent consideration fair value adjustments	4,367,113	3,241,871
Changes in operating assets and liabilities:
Accounts receivable	(52,041,622)	(88,792,890)
Costs and estimated earnings in excess of billings	(5,576,193)	(20,757,974)
Inventories	5,751,009	6,992,302
Advances to suppliers	566,162	(840,746)
Other receivables	1,849,512	2,044,944
Deposits and other assets	(4,405,022)	(3,772,884)
Due from related parties	6,222,253	4,340,798
Accounts payable	22,332,628	31,175,376
Deferred revenue	17,143,153	40,093,970
Accruals and other payable	4,019,549	2,996,709
Due to related parties	541,226	773,506
Income tax payable	4,774,473	4,922,633
Other tax payables	(869,698)	3,581,097
Net cash provided by operating activities	24,402,223	34,094,481

Cash flows from investing activities:
Time deposits placed with banks	(676,790)	(4,859,284)
Purchases of property, plant and equipment	(2,946,842)	(5,153,126)
Proceeds from disposal of property, plant and equipment	10,079	10,309
Maturity of time deposits	2,433,183	10,807,370
Acquisition of a subsidiary, net of cash acquired	-	(5,510,000)
Investment of an equity investee	(3,906,886)	(3,906,886)
Investment of a cost investee	(1,031,106)	(1,031,106)
Dividend from an equity investee	2,409,247	2,409,247
Net cash used in investing activities	(3,709,115)	(7,233,476)

Cash flows from financing activities:
Proceeds from short-term bank loans	1,829,147	3,846,542
Repayments of short-term bank loans	(2,046,635)	(5,499,334)
Proceeds from long-term bank loans	2,016,109	2,016,109
Repayments of long-term bank loans	(2,294,601)	(4,959,096)
Net cash used in financing activities	(495,980)	(4,595,779)

Effect of foreign exchange rate changes	2,221,846	591,788
Net increase in cash and cash equivalents	$22,418,974	$22,857,014

Cash and cash equivalents, beginning of period	$112,666,619	$112,228,579
Cash and cash equivalents, end of period	135,085,593	135,085,593

Non-GAAP Measures

In evaluating our results, the non-GAAP measures of "Non-GAAP general and administrative expenses (hereafter "Non-GAAP G&A expenses"), "Non-GAAP cost of integrated contracts", "Non-GAAP other income, net", "Non-GAAP interest expenses", "Non-GAAP net income attributable to Hollysys" and "Non-GAAP earnings per share" serve as additional indicators of our operating performance and not as a replacement for other measures in accordance with US GAAP. We believe these non-GAAP measures are useful to investors, as they exclude the 1) share-based compensation expenses, 2) amortization of acquired intangibles and 3) acquisition-related consideration adjustments. They will not result in any cash inflows or outflows. We believe that using non-GAAP measures help our shareholders to have a better understanding of our operating results and growth prospects. In addition, given the business nature of Hollysys, it has been a common practice for investors and analysts to use such non-GAAP measures to evaluate the Company.

The following table provides a reconciliation of U.S. GAAP measures to the non-GAAP measures for the periods indicated:

	Three months ended		Six months ended
	December 31,		December 31,
	2013	2012	2013	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cost of integrated contracts	$104,400,802	57,013,225	174,574,304	113,040,984
Less: amortization of acquired intangibles	2,056,569	-	3,077,112	-
Non-GAAP cost of integrated contracts	$102,344,233	57,013,225	171,497,192	113,040,984

General and administrative expenses	$10,100,717	$4,670,168	18,725,030	$11,029,027
Less: Share based compensation costs	1,191,902	526,773	1,627,466	1,053,545
Non-GAAP general and administrative expenses	$8,908,815	$4,143,395	17,097,564	$9,975,482

Other (expenses) income, net	$(2,817,923)	901,645	(451,517)	2,938,308
Add: acquisition-related incentive share contingent consideration fair value adjustments	3,986,737	-	2,704,833	-
Non-GAAP Other income, net	$1,168,814	901,645	2,253,316	2,938,308

Interest expenses	$(629,496)	(521,475)	(1,087,617)	(1,237,306)
Add: acquisition-related cash consideration adjustments	380,376	-	537,038	-
Non-GAAP Interest expenses	$(249,120)	$(521,475)	(550,579)	$(1,237,306)
Net income attributable to Hollysys Automation Technologies Ltd. stockholders	$18,317,996	$13,070,540	38,346,933	$28,294,028
Add:
Share based compensation expenses	1,191,902	526,773	1,627,466	1,053,545
Amortization of acquired intangible assets	2,056,569	-	3,077,112	-
Acquisition-related consideration adjustments	4,367,114	-	3,241,871	-
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd. stockholders	$25,933,581	$13,597,313	46,293,382	$29,347,573

Weighted average number of basic ordinary shares	57,607,508	56,001,526	57,604,683	56,000,221
Weighted average number of diluted ordinary shares	58,155,762	56,070,948	58,073,331	56,066,950
Non-GAAP basic earnings per share	$0.45	$0.24	0.80	$0.52
Non-GAAP diluted earnings per share	$0.45	$0.24	0.80	$0.52